                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                            CAPITAL RE CORPORATION
                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                                  140432 10 5
                     (CUSIP Number of Class of Securities)

                                Edward S. Best
                             Mayer, Brown & Platt
                           190 South LaSalle Street
                            Chicago, Illinois 60603
                                (312) 782-0600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               October 14, 1999
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

     Check the following box if a fee is being paid with this statement [ ]. A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
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                                 SCHEDULE 13D
-------------------------                                ---------------------
  CUSIP NO.: 140432 10 5                                   PAGE   OF    PAGES
-------------------------                                ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ACE Limited (#98-0091805)

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      WC; BK; OO

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Cayman Islands
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,499,279
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          4,499,279
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,499,279
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X] Does not include (i) 7,280,480 shares of Capital Re common stock beneficially owned by Minnesota Power or 4,984,340 shares of Capital Re common stock beneficially owned by Constellation Investments, Inc. which ACE may be deemed to beneficially own as a result of the execution of voting agreements with Minnesota Power and Constellation Investments, Inc. or (ii) 3,220,135 shares of Capital Re common stock issuable under the Stock Option Agreement.
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.3%
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      TYPE OF REPORTING PERSON*
14
      HC;CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-------------------------                                ---------------------
  CUSIP NO.: 140432 10 5                                   PAGE   OF    PAGES
-------------------------                                ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ACE Bermuda Insurance, Ltd. (N/A)

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      WC; OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Bermuda
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      -0-
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      -0-
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IC
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

Item 3.   Source and Amount of Funds or Other Consideration

          Capital Re Corporation ("Capital Re") called a stockholders meeting for October 7, 1999 to consider the Merger Agreement (the "Merger Agreement") dated as of June 10, 1999 between Capital Re, ACE Limited ("ACE"), and CapRe Acquisition Corporation ("CapRe Acquisition"), a wholly owned subsidiary of ACE. On October 6, 1999, Capital Re received an unsolicited acquisition proposal from XL Capital Ltd. ("XL") to purchase all of the issued and outstanding shares of Capital Re for $12.50 per share in cash. Capital Re's Board of Directors postponed the stockholders meeting that was scheduled to vote on the Merger Agreement and scheduled a Board of Directors meeting for October 10, 1999 in order to consider XL's offer. On October 11, 1999, XL revised its offer and proposed to purchase all of the issued and outstanding capital stock of Capital Re for $13.00 per share in cash (the "XL Offer").

          On October 14, 1999, ACE offered to acquire all the shares of Capital Re common stock not already owned by ACE for $13 per share in ordinary shares of ACE plus cash (the "Revised ACE Offer"). Under the Revised ACE Offer, for each outstanding share of Capital Re common stock not currently owned by ACE, ACE offered 6/10ths (0.6) of an ACE Ordinary Share plus an amount of cash which, on a per share basis, will deliver $13.00 per share to Capital Re stockholders, subject to a maximum of $150 million of cash (or approximately $4.68 per Capital Re share). On October 18, 1999, ACE sent another letter to Capital Re, responding to comments concerning the Revised ACE Offer (the "Supplementary Letter"). The Supplementary Letter stated that the minimum cash consideration in the Revised ACE Offer would be $1.45 per share of Capital Re common stock, providing an aggregate minimum of approximately $46.5 million in cash. The source for the cash is the working capital and bank lines of ACE. See the full text of the Revised ACE Offer and the Supplementary Letter which are attached hereto as Exhibit 99.7 and Exhibit 99.8 and incorporated herein by reference.

Item 4.   Purpose of Transaction

          See the full text of the Revised ACE Offer and the Supplemental Letter which are attached hereto as Exhibit 99.7 and Exhibit 99.8 and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Under the Stock Purchase Agreement pursuant to which ACE Bermuda Insurance, Ltd. ("ACE Bermuda") purchased 4,424,779 shares of common stock of Capital Re for $75 million, Capital Re agreed that, so long as ACE Bermuda and its affiliates hold at least 8% of the total voting power of all shares of capital stock of Capital Re, ACE would be entitled to nominate two individuals designated by ACE Bermuda to Capital Re's Board of Directors.

          On October 8, 1999, ACE Bermuda notified Capital Re that it was exercising its right under the Stock Purchase Agreement to nominate two directors to Capital Re's Board of Directors. On October 10, 1999, pursuant to ACE Bermuda's request, Dominic Frederico, Chairman, President and CEO of ACE INA Holdings, Inc., and Donald Kramer, Vice Chairman of ACE Limited, were elected to Capital Re's Board of Directors.

          See the full text of the Revised ACE Offer and the Supplementary Letter which are attached hereto as Exhibit 99.7 and Exhibit 99.8 incorporated herein by reference.

Item 7.   Material to Be Filed as Exhibits

Exhibit Number   Description
--------------   -----------

99.1 Stock Purchase Agreement, dated as of February 19, 1999 between ACE Bermuda Insurance, Ltd. and Capital Re Corporation (Incorporated by Reference to Exhibit 10.19 to the Annual Report on Form 10-K for the year ended December 31, 1998 of Capital Re Corporation (1-10995))

99.2 First Amendment to Stock Purchase Agreement dated as of March 16, 1999 between ACE Bermuda Insurance, Ltd. and Capital Re Corporation (Incorporated by Reference to Exhibit 10.20 to the Annual Report on Form 10-K for the year ended December 31, 1998 of Capital Re Corporation (1-10995))

99.3 Second Amendment to Stock Purchase Agreement dated as of May 26, 1999 between ACE Bermuda Insurance, Ltd. and Capital Re Corporation

                                       6
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                 (Incorporated by Reference to Exhibit 10.21 to the Current
                 Report on Form 8-K (Date of Earliest Event Reported: May 26,
                 1999) of Capital Re Corporation (1-10995))

99.4 Agreement and Plan of Merger, dated as of June 10, 1999, among Capital Re Corporation, ACE Limited and CapRe Acquisition Corp. (Incorporated by Reference to Exhibit 2.1 to the Current Report on Form 8-K (Date of Earliest Event Reported: May 26, 1999) of Capital Re Corporation (1-10995))

99.5 Stock Option Agreement, dated as of June 10, 1999, between Capital Re Corporation and ACE Limited (Incorporated by Reference to Exhibit 2.2 to the Current Report on Form 8-K (Date of Earliest Event Reported: May 26, 1999) of Capital Re Corporation (1- 10995))

99.6             Agreement among ACE Limited and ACE Bermuda Insurance, Ltd.
                 pursuant to Rule 13d-1(f)(1) and ACE Limited on June 24, 1999 (Incorporated by reference to Exhibit 99.6 to Schedule 13D filed June 24, 1999)

99.7 Letter dated as of October 14, 1999 from ACE Limited to the Board of Directors of Capital Re Corporation, pursuant to which ACE Limited amended the terms of its offer for all of the issued and outstanding capital stock of Capital Re Corporation

99.8 Letter dated as of October 18, 1999 from ACE Limited to the Board of Directors of Capital Re Corporation, pursuant to which ACE Limited further amended the terms of its offer for all of the issued and outstanding capital stock of Capital Re Corporation

                                   SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 18, 1999                      ACE LIMITED

                                            By: /s/ Christopher Z. Marshall

                                            _______________________________
                                            Name: Christopher Z. Marshall
                                            Title: Chief Financial Officer

                                            ACE BERMUDA INSURANCE, LTD.

                                            By: /s/ Christopher Z. Marshall

                                            _______________________________
                                            Name: Christopher Z. Marshall
                                            Title: Director

                                       8